UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Cresco Labs Inc.
(Name of Issuer)
Subordinate Voting Shares
(Title of Class of Securities)
CA22587M1068
(CUSIP Number)

12/31/2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐  Rule 13d-1(c)
☒  Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	CA22587M1068

1	Names of Reporting Persons
Dominic Sergi
2	Check the appropriate box if a member of a Group (see instructions)
	(a)	☐
	(b)	☐
3	Sec Use Only

4	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power
200,291,564(1)
		6	Shared Voting Power
0
		7	Sole Dispositive Power
200,291,564(1)
		8	Shared Dispositive Power
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person
200,291,564(1)
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)
☐
11	Percent of class represented by amount in row (9)
14.9%(2)
12	Type of Reporting Person (See Instructions)
IN
(1)Represents voting power of: (i) 100,000 Super Voting Shares, each of which is entitled to 2,000 votes per share; and (ii) 291,564 Subordinate Voting Shares, each of which is entitled to 1 vote per share.
(2)Reflects aggregate voting power of 1,344,351,970 shares as of December 31, 2023, based on the following shares outstanding: (i) 118,749 Proportionate Voting Shares, each of which is entitled to 200 votes per share; (ii) 500,000 Super Voting Shares, each of which is entitled to 2,000 votes per share; (iii) 320,600,583 Subordinate Voting Shares, each of which is entitled to 1 vote per share; and (iv) 158,940,757 Special Subordinate Shares, each of which is entitled to 0.00001 votes per share.

Item 1(a) Name of Issuer: Cresco Labs Inc.
Item1(b) Address of Issuer's Principal Executive Offices: 400 W. Erie Street, Suite 110, Chicago, IL 60654

2(a) Name of Person Filing:
Dominic Sergi

2(b) Address of Principal Business Office or, if None, Residence:
c/o Cresco Labs Inc., 400 W Erie Street, Suite 110, Chicago, IL 60654

2(c) Citizenship:
United States

2(d) Title and Class of Securities:
Subordinate Voting Shares

2(e) CUSIP No.: CA22587M1068

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with§240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned: 200,291,564(1)

(b) Percent of Class: 14.9%(2)

(c) Number of shares as to which such person has:
 (i) Sole power to vote or to direct the vote: 200,291,564(1)

 (ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 200,291,564(1)

(iv) Shared power to dispose or to direct the disposition of: 0
Item 5. Ownership of Five Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.  Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.  Not applicable

Item 8. Identification and Classification of Members of the Group.  Not applicable
Item 9. Notice of Dissolution of Group.  Not applicable
Item 10. Certifications. Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  2/14/2024

Cresco Labs, Inc.
Signature:	/s/ Dominic Sergi
Name:	Dominic Sergi